UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China Nuokang Bio-Pharmaceutical Inc.

(Name of the Issuer)

China Nuokang Bio-Pharmaceutical Inc.

Kingbird Investment Inc.

Kingbird Mergerco. Inc.

Baizhong Xue

Yuhuan Zhu

Anglo China Bio-technology Investment Holdings Limited

Britain Ukan Technology Investment Holdings (Group) Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

16949B113

(CUSIP Number)

China Nuokang Bio-Pharmaceutical Inc. No. 18-1 East Nanping Road Hunnan National New & High-tech Development Zone Shenyang, Liaoning Province People’s Republic of China 110171 Tel: +86-24-2469-6033

Baizhong Xue

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Yuhuan Zhu

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Kingbird Investment Inc.

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Kingbird Mergerco. Inc.

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Anglo China Bio-technology Investment Holdings Limited

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

Britain Ukan Technology Investment Holdings (Group) Limited

c/o China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Tel: +86-24-2469-6033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	David T. Zhang, Esq. c/o Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$43,414,472	$5,921.73

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.725 for 58,522,030 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 1,360,000 restricted shares multiplied by $0.725 per share ((a) and (b) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,799.98

Form or Registration No.: 333-163250

Filing Party: China Nuokang Bio-Pharmaceutical Inc.

Date Filed: November 20, 2009

INTRODUCTION

This Amendment No. 7 (this “Final Statement”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Nuokang Bio-Pharmaceutical Inc., a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.0005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing eight Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Kingbird Investment Inc., a Cayman Islands company (“Parent”); (c) Kingbird Mergerco. Inc., a Cayman Islands company (“Merger Sub”); (d) Mr. Baizhong Xue, chairman of the board of directors and chief executive officer of the Company (“Mr. Xue”); (e) Ms. Yuhuan Zhu, the wife of Mr. Xue (“Ms. Zhu”); (f) Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company (“Anglo China”); and (g) Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company (“Britain Ukan”).

The Transaction Statement relates to the agreement and plan of merger dated September 27, 2012, among Parent, Merger Sub and the Company, and, solely for the purposes of Section 6.16 thereof, Anglo China and Britain Ukan (the “merger agreement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On February 6, 2013, at 9:30 am (Beijing time), an extraordinary general meeting of members of the Company was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the members of the Company voted to authorize and approve the merger agreement, the Cayman Plan of Merger and the transactions contemplated by the merger agreement, including the merger.

On February 6, 2013, the Company filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of February 6, 2013, pursuant to which the merger of Merger Sub with and into the Company became effective on February 6, 2013. As a result of the merger, the Company became a privately held company beneficially owned by Mr. Xue and Ms. Zhu.

At the effective time of the merger, each Share issued and outstanding immediately prior to the effective time of the merger, other than (a) Shares and ADSs owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the merger, (b) Shares and ADSs beneficially owned by Anglo China and Britain Ukan prior to the effective time of the merger (the “Founder Shares”), and (C) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law (the “Dissenting Shares”), was cancelled in exchange for the right to receive $0.725 and each ADS, each representing eight Shares, represents the right to receive $5.80 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. In addition, at the effective time of the merger, each restricted share issued pursuant to the Company’s 2007 Share Incentive Plan and the Company’s 2008 Share Incentive Plan that was outstanding immediately prior to the effective time of the merger, whether vested or unvested, became fully vested immediately prior to the effective time of the merger, and each such restricted share that was outstanding was cancelled in exchange for the right to receive $0.725 in cash, without interest and net of any applicable withholding taxes.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. NASDAQ has filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the ADSs of the Company and the Shares underlying them under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated December 17, 2012 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company.*

(a)-(3) Proxy Card, incorporated herein by reference to Annex F of the Proxy Statement.

(a)-(4) ADS Voting Instruction Card, incorporated herein by reference to Annex G of the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated September 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 28, 2012.

(a)-(6) Press Release issued by the Company, dated January 14, 2013, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 15, 2013.

(a)-(7) Press Release issued by the Company, dated January 15, 2013, incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 15, 2013.

(a)-(8) Press Release issued by the Company, dated January 29, 2013, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 29, 2013.

(b)-(1) Facility Agreement, dated as of September 27, 2012, by and among Merger Sub, Mr. Xue, Ms. Zhu and China Grand Enterprises (HK) Limited.*

(c)-(1) Opinion of Lazard Asia (Hong Kong) Limited, dated September 27, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Opinion of Houlihan Lokey (China) Limited, dated September 27, 2012, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated June 27, 2012.*

(c)-(4) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated August 27, 2012.*

(c)-(5) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(c)-(6) Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of September 27, 2012, by and among the Company, Parent and Merger Sub, and, solely for the purposes of Section 6.16 thereof, Anglo China and Britain Ukan incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 27, 2012, by Anglo China in favor of the Company.*

(d)-(3) Framework Agreement Concerning Share Transfer of PRC Onshore Companies Affiliated with the Company, dated as of September 27, 2012, by and among Mr. Xue, Ms. Zhu and China Grand Enterprises Group Co., Ltd.*

(d)-(4) Form of Share Charge, created by China Nuokang Bio-Pharmaceutical Inc., as the Chargor, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(d)-(5) Form of Charge Over Account, created by Surplus International Investments Limited, as the Charger, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Sean Shao
Name: Sean Shao
Title: Director

Kingbird Investment Inc.

By:	/s/ Yuhuan Zhu
Name: Yuhuan Zhu
Title: Director

Kingbird Mergerco. Inc

By:	/s/ Yuhuan Zhu
Name: Yuhuan Zhu
Title: Director

Baizhong Xue

By:	/s/ Baizhong Xue

Yuhuan Zhu

By:	/s/ Yuhuan Zhu

Anglo China Bio-technology Investment Holdings Limited

By:	/s/ Baizhong Xue
Name: Baizhong Xue
Title: Director

Britain Ukan Technology Investment Holdings (Group) Limited

By:	/s/ Baizhong Xue
Name: Baizhong Xue
Title: Director

Exhibit Index

(a)-(1) Proxy Statement of the Company dated December 17, 2012 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company.*

(a)-(3) Proxy Card, incorporated herein by reference to Annex F of the Proxy Statement.

(a)-(4) ADS Voting Instruction Card, incorporated herein by reference to Annex G of the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated September 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 28, 2012.

(a)-(6) Press Release issued by the Company, dated January 14, 2013, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 15, 2013.

(a)-(7) Press Release issued by the Company, dated January 15, 2013, incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 15, 2013.

(a)-(8) Press Release issued by the Company, dated January 29, 2013, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 29, 2013.

(b)-(1) Facility Agreement, dated as of September 27, 2012, by and among Merger Sub, Mr. Xue, Ms. Zhu and China Grand Enterprises (HK) Limited.*

(c)-(1) Opinion of Lazard Asia (Hong Kong) Limited, dated September 27, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Opinion of Houlihan Lokey (China) Limited, dated September 27, 2012, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated June 27, 2012.*

(c)-(4) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated August 27, 2012.*

(c)-(5) Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(c)-(6) Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated September 27, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of September 27, 2012, by and among the Company, Parent and Merger Sub, and, solely for the purposes of Section 6.16 thereof, Anglo China and Britain Ukan incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 27, 2012, by Anglo China in favor of the Company.*

(d)-(3) Framework Agreement Concerning Share Transfer of PRC Onshore Companies Affiliated with the Company, dated as of September 27, 2012, by and among Mr. Xue, Ms. Zhu and China Grand Enterprises Group Co., Ltd.*

(d)-(4) Form of Share Charge, created by China Nuokang Bio-Pharmaceutical Inc., as the Chargor, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(d)-(5) Form of Charge Over Account, created by Surplus International Investments Limited, as the Charger, in favor of China Grand Enterprises (HK) Limited, as the Chargee.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

*	Previously filed.